
AMENDED AND RESTATED

OPERATING AGREEMENT

OF

FRANKIE'S STORY, LLC

Effective March 28, 2023

THE MEMBERSHIP INTERESTS CREATED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS, AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE SECURITIES LAWS PURSUANT TO EFFECTIVE REGISTRATION OR AN EXEMPTION THEREFROM. IN ADDITION, SUCH INTERESTS MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED, IN WHOLE OR IN PART, EXCEPT AS EXPRESSLY PROVIDED OR REQUIRED HEREIN. ACCORDINGLY, THE HOLDERS OF SUCH INTERESTS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE RISKS OF THEIR RESPECTIVE INVESTMENTS IN SUCH INTERESTS FOR AN INDEFINITE PERIOD OF TIME.

AMENDED AND RESTATED OPERATING AGREEMENT
OF
FRANKIE'S STORY, LLC

This Amended and Restated Operating Agreement (this "Agreement") of Frankie's Story, LLC is made effective as of March 28, 2023, by and among, SIMPLE JANE FILMS, INC., a Georgia corporation, (the **"Manager"**), FRANKIE'S STORY, LLC, a Georgia limited liability company (the **"Company"**) and each of the persons or entities listed as Members (as defined herein) on **Exhibit C**.

R E C I T A L S:

WHEREAS, the Members organized the Company, on or about March 9, 2020, pursuant to the Georgia Limited Liability Company Act, as set forth in the Georgia Code, § 14-11-100 (2010) et seq. (the **"Act"**), as the same may be amended from time to time, for the purposes described in the Certificate of Formation of the Company (the **"Certificate"**); and

WHEREAS, the Members entered into an Operating Agreement on March 9, 2020 to regulate and establish the affairs of the Company, the conduct of its business, and the relations of its Members (the "Original Agreement").

WHEREAS, the Members desire to amend and restate the Original Agreement in its entirety as set forth herein to, among other things: (a) create a new series of Preferred Units, to be designated "Class D Preferred Units," (b) establish the rights, preferences, privileges, and restriction of the Class D Preferred Units, (c) enter into a Unit Retirement Agreement, and (d) make certain other changes as set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreement set forth herein, the Members, intending to be legally bound, hereby agree as follows:

1.   **CERTAIN DEFINED TERMS**. Capitalized terms used herein and not otherwise defined shall have the respective meanings indicated in **Exhibit A** to this Agreement.

2.   **PURPOSE**.

(a) The purpose of the Company is to (i) invest in the production costs for the motion picture currently titled PHARMA (the **"Picture"**); (ii) oversee the production and distribution of the Picture; and (iii) perform and conduct any other activity necessary or incidental to the foregoing in furtherance of the objects of the business of the Company (the **"Business"**).

 (b) The Company will own the rights to the Picture. It is anticipated the Company will fund 100% of the production costs of the Picture; however, the Company may co-invest in the Picture with other parties comprised of funds, investors and/or studios at the discretion of the Manager. The Picture will be funded and distributed in accordance with customary practices in the film finance and distribution industry, including the granting of contingent compensation to various cast and

crew members. The distributable cash otherwise available for distribution to the Class A Members pursuant to Section 5(c)(i)(3) shall be paid by the Company to any third-parties (such as actors, producers, etc.) entitled to contingent compensation in respect of the Picture in the form of a participation in the profits derived from the Picture in accordance with the applicable written agreements entered into by the Company. The Picture shall be produced by one or more production service companies as a work made for hire for the Company unless the Manager approves terms different from the foregoing.

(c) The Company shall have the power to make and perform all contracts and to engage in all activities and transactions necessary or advisable to carry out the purposes of the Company, and all other powers available to it as a limited liability company under the laws of the State of Georgia.

1.   (d) Each Class B Member will be accorded an Executive Producer credit on the positive prints of the Picture. Each Class C Member and D Member holding between One Hundred Thousand (100,000) Units and Two Hundred Forty-Nine Thousand Nine Hundred Ninety-Nine (249,999) Units will be accorded an Associate Producer credit on the positive prints of the Picture. Each Class C Member and D Member holding Two Hundred Fifty Thousand (250,000) Units or more will be accorded an Executive Producer credit on the positive prints of the Picture.

(e) Pursuant to **Exhibit B**, the holders of Class A units (the "Founders") are agreeing to retire a portion of their shares, if applicable, upon calculation of the final locked budget on the first day of principal photography to aspire to attain parity in profit distribution between producers and investors.

3.   **PERIOD OF DURATION.** The Company commenced on March 9, 2020, upon the filing with the Secretary of State of the State of Georgia of the Certificate of Formation of the Company and shall continue until dissolved as provided herein.

4.   **CAPITALIZATION OF THE COMPANY**.

(a)   Units of Membership Interest. Except as otherwise provided in this Agreement, the interest of each Member in the capital and profits of the Company will be in the form of Common Units of membership interest (Class A) and Preferred Units of membership interest (Class B, C and D). The Company is authorized to issue up to 10,500,000 (10 million, five hundred thousand) Common Units, and 10,500,000 (10 million, five hundred thousand) Preferred Units (consisting of 575,000 Class B Units, 4.925 million Class C Units, and 5 million Class D Units). References in this Agreement to Units include all classes of Units.

(b)   Class A Units. 5.75 million Class A Units have been issued to Simple Jane Films, Inc. and 4.75 million Class A Units have been issued to Athena Ink, LLC for their contributions to the Company. Each Member holding Class A Units is sometimes referred to as a "Class A Member".

(c)   Class B Units. All 575,000 Class B Units have been issued to Nicole Weider in exchange for her capital contributions. Each member holding Class B Units is sometimes referred to as a "Class B Member".

(d)   Class C Units. Class C Units will be issued to investor Members in exchange for their capital contributions. Initially, Class C Units will be issued for $1 per Class C Unit with a minimum subscription of $100,000. Each member holding Class C Units is sometimes referred to as a "Class C Member".

(e)   Class D Units. Class D Units will be issued to investor Members in exchange for their capital contributions. Initially, Class D Units will be issued for $1 per Class D Unit with a minimum subscription of $10. Each member holding Class D Units is sometimes referred to as a "Class D Member".

(f)   Class A Membership Percentages. Each Class A Member will have a "Class A Membership Percentage" equal to the ratio, expressed as a percentage rounded to the nearest one-hundredth of a percent, of the number of Class A Units.

(g)   Class B Membership Percentages. Each Class B Member will have a "Class B Membership Percentage" equal to the ratio, expressed as a percentage rounded to the nearest one-hundredth of a percent, of the number of Class B Units.

(h)   Class C Membership Percentages. Each Class C Member will have a "Class C Membership Percentage" equal to the ratio, expressed as a percentage rounded to the nearest one-hundredth of a percent, of the number of Class C Units.

(i)   Class D Membership Percentages. Each Class D Member will have a "Class D Membership Percentage" equal to the ratio, expressed as a percentage rounded to the nearest one-hundredth of a percent, of the number of Class D Units.

(j)   Initial Capital Contributions. Contemporaneously with the execution of this Agreement, the Initial Members made the capital contributions indicated on **Exhibit C**, and in exchange for such capital contributions, the Initial Members have received the Units as indicated on **Exhibit C**. The Manager shall cause **Exhibit C** to be amended from time to time to reflect the contribution of capital by the Members, the admission of any new Member, the withdrawal or substitution of any Member, the transfer of interests among Members, or receipt by the Company of notice of any change of address of a Member. Any such amendment shall not require the approval of the Members. An amended **Exhibit C** shall supersede any prior **Exhibit C** and become a part of this Agreement. A copy of the most recent amended **Exhibit C** shall be kept on file at the principal office of the Company.

(k)   Additional Contributions. No Member shall be required to make any additional Capital Contributions except as approved by a Majority of the percentage of units authorized to vote.

(l)   No Return of Capital. No Member shall have the right to withdraw or be repaid any of its Capital Contributions, except as expressly set forth in this Agreement. No interest shall accrue on

the Capital Contributions of the Members, except as expressly set forth herein or as otherwise approved by the Manager.

(m)   Nature of Obligations. No creditors of the Company or other third parties shall have any rights, as third-party beneficiaries or otherwise, to compel any Capital Contributions. The Company may not assign the obligation of the Members to make additional Capital Contributions under this Section of this Agreement to any creditor or other third party.

(n)   Company Property. Any property acquired as of or after the date hereof by the Company by lease, purchase or otherwise, shall be acquired and held in the name of the Company and conveyed only in accordance with this Agreement. A Member has no interest in specific assets of the Company except as may be expressly provided in any written agreement in effect from time to time.

(o)   Distribution of Common Units. All holders of Class A Common Units will equally distribute any Class A Common Units or back end percentages that are granted to additional Members from their proportionate percentages.

5.   **MANAGEMENT OF THE COMPANY**.

(a)   Management by Manager. Management of the Company is vested in the manager. The Initial Manager for the Company shall be Simple Jane Films, Inc. (the **"Manager"**). Except as limited or restricted by the Act or this Agreement, the Manager shall have the exclusive right, power and authority to manage and operate the business and affairs of the Company and to authorize any act or transaction on behalf of the Company. The Manager shall have the power, on behalf of the Company to (1) open one or more depository accounts and make deposits into and checks and withdrawals against such accounts; (2) enter into agreements and execute such other contracts, documents, and instruments on behalf of the Company; (3) expend Company capital, assets, and income in the exercise of any of its rights or powers hereunder; (4) borrow money and issue evidences of indebtedness, and secure the same by pledge or other lien on any assets of the Company and execute, in furtherance of any or all of the purposes of the Company, any certificate, promissory note, security agreement, bill of sale, contract or other instrument purporting to convey or encumber any or all of the assets of the Company, including the Company's intellectual property rights (such as copyrights, trademarks, service marks, and any other right commonly referred to as intellectual property); (5) prepay in whole or in part, refinance, recast, increase, modify, or extend any liabilities affecting the assets of the Company, and in connection therewith execute any extensions or renewals or encumbrances on any or all of the assets of the Company; (6) engage employees, accountants, attorneys and agents, define their duties, and establish their compensation or remuneration; (7) obtain insurance covering the business and affairs of the Company and its property and its employees and agents; (8) prosecute or defend any proceeding in the Company's name; (9) distribute funds in accordance with this Agreement; (10) authorize the issuance of additional Units, and (11) make all business decisions for the Company and the Picture; and, subject to any third-party agreements (such as producer and director agreements), all creative decisions relating to the Picture.

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1. The Manager is an agent of the Company for the purpose of its business or affairs, and the act of the Manager, including, without limitation, the execution in the name of the Company of any instrument for apparently carrying on in the usual way the business or affairs of the Company, shall bind the Company.

(b)   Decision Making. All decisions reserved for the Manager (as provided herein) shall be made solely by the Manager, and once a decision is so made, the Manager may take all necessary and legal steps to effectuate such decision.

(c)   No Exclusive Duty To The Company. The Manager shall not be required to manage the Company as its sole and exclusive function, as it and its officers, employers, agents, members and affiliates may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right pursuant to this Agreement to share in or participate in such other business interests or activities or to the income or proceeds derived therefrom. No Member shall incur liability to the Company or any other Member as a result of engaging in any other business interests or activities.

(d)   Administrative Certifications. The Manager shall be authorized to execute and deliver such certifications as it may determine to be necessary or appropriate concerning the status and identity of the Members, the continued existence of the Company, and the existence or nonexistence of any fact or facts which constitute conditions precedent to acts by the Company, the Manager or the Members that are related in any way to the business and affairs of the Company, including, without limitation, compliance with any provisions of this Agreement, the granting or refusal of any approvals or consents required hereunder, and the identity of the Persons who are authorized to execute and deliver any instrument or document on behalf of the Company. Any Person dealing with the Company or the Manager may rely upon any such certificate executed by the Manager, unless such Person has actual knowledge that the same is inaccurate or incomplete in a material respect, without the necessity of further inquiry.

(e)   Resignation, Removal or Death of the Manager. A Manager may resign as such as of the end of any calendar quarter upon thirty (30) days' notice to the Members. If there is a vacancy in the position of the Manager, a successor shall be appointed by a Majority of the Members authorized to vote.

(f)   Durable Power of Attorney. Each Member, by execution of this Agreement, designates and appoints the Manager (with the power to substitute its successor) as the true and lawful attorney-in-fact of such Member for the purpose of executing, acknowledging and delivering any and all instruments and documents which may be necessary or appropriate for the proper exercise of any of the rights and powers conferred upon the Manager under the Certificate and this Agreement, including, but not limited to, any and all instruments and documents which the Manager is authorized to execute under this Agreement which might appropriately be executed by one or more of the Members, as Members, pursuant to the Act. Such Powers of Attorney shall be exercisable only in furtherance of the provisions of this Agreement, and not in contravention thereof. Each such Power of Attorney is irrevocable, is coupled with an interest, shall not be affected by the disability, incompetency, incapacity, death, insolvency, bankruptcy or dissolution

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of any Member, shall be binding on all Members, their successors and assigns, and may be exercised by any one or more of the persons who serve as a Manager of the Company from time to time. This power of attorney granted by each Member shall expire as to such Member immediately after the dissolution of the Company or the amendment of the Company's *Exhibit C* to reflect the complete withdrawal of such Member as a Member of the Company.

(g)   Amendment. The Manager shall have the authority to amend this Agreement and the Articles of Organization (and to execute any amendment to the Agreement or the Articles of Organization on behalf of itself and as attorney-in-fact for each of the Members) as may be required to carry out the business, including, but not limited to:

   (a) Corrections or mistakes or ambiguities;

   (b) Deletions or additions to the provisions hereof as maybe required by applicable law or regulation;

   (c) The withdrawal or addition of a Member; or

   (d) Transfers of Members' units pursuant to Section 7.

Any and all other amendments to this Agreement will be in writing and signed by the Manager upon approval by the Members holding a Majority percentage of the Common Units.

(h)   Decisions Reserved to Members. The Members other than the Manager shall take no part in the control or management of the affairs of the Company nor shall such Members have any authority to act for or on behalf of the Company or to vote on any matter relative to the Company and its affairs, except as specifically set forth in this Agreement. Notwithstanding the foregoing provisions of this Section or anything to the contrary contained in this Agreement, the approval or concurrence of a Majority of the Members authorized to vote shall be required to effect any of the following actions:

   1.   (a) appointment of a successor Manager as provided in Section 5(e).

No Member, acting solely in the capacity as a Member of the Company, is an agent for the Company for any purpose. Without limiting the generality of the preceding sentence, a Member, acting solely as a Member, shall not have any authority to transfer title to any property of the Company or to otherwise bind the Company in any manner.

(i)   Voting.

   (i)   Class A Members shall have the right to vote on all matters with respect to which this Agreement or the Act requires or permits such action. Class B, C, and D Members shall not have the right to vote unless expressly provided in this Agreement.

   (ii)   Meetings of the Members may be called at any time by the Manager, or by Members representing ten percent (10%) or more of the outstanding Common Units for the purpose of

addressing any matters on which the Members may vote. If a meeting of the Members is called by the Members, written notice of the call shall be delivered to the Manager. Meetings may be held at the principal executive office of the Company or at such other location as may be designated by the Manager. The Manager shall give written notice of the meeting not less than 10, nor more than 60, calendar days prior to the date of the meeting to all Members entitled to vote at the meeting. The notice shall state the place, date, and hour of the meeting and the general nature of business to be transacted. No other business may be transacted at the meeting. A quorum at any meeting of Members shall consist of a Majority of the Members who are authorized to vote, represented in person or by proxy. The Members present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of a sufficient number of Members to leave less than a quorum, if the action taken, other than adjournment, is approved by the requisite percentage of Members as specified in this Agreement or the Act.

(iii)   At all meetings of Members, a Member may vote in person or by proxy. Such proxy shall be in writing and filed with the Manager before or at the time of the meeting.

(iv)   Members may participate in a meeting through use of conference telephone or similar communications equipment, provided that all Members participating in such meeting can hear one another. Such participation shall be deemed attendance at the meeting.

(v)   Any action that may be taken at any meeting of the Members may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by Members having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all Members entitled to vote thereon were present and voted. If the Members are requested to consent to a matter without a meeting, each Member shall be given notice of the matter to be voted upon.

(j)   No Other Restrictions. Nothing contained in this Agreement shall be construed to prohibit or restrict any Member or the Manager or any related person or entity of any Member or the Manager from (i) owning, operating, or investing in any development, project, investment or other business opportunity, wherever located, that is not owned or operated by the Company, regardless of whether such business opportunity competes directly or indirectly with the Company, or (ii) engaging in or possessing an interest in any other business, partnership, limited liability partnership, limited liability company, corporation or other entity or association, independently or with others, including but not limited to owning, financing, leasing, operating, managing, syndicating, brokering, or developing other motion picture production companies and/or motion picture productions, regardless of whether any such companies and/or productions compete directly or indirectly with the Company. None of the Company, the Members, or the Manager shall have any rights by virtue of this Agreement in or to any such business opportunities or entities or associations, or motion picture production companies or motion picture productions, or to the income or profits derived therefrom. The Manager and any Member may participate in any business or investment opportunities available to or sought by the Manager or such Member and the Manager or such Member shall have no obligation to offer the right to participate in such business or investment opportunity to any other Member or the Company. Each Member hereby

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fully waives any duty imposed by law on members or managers of limited liability companies (including managing members) which would require any Member or the Manager of the Company to offer such opportunities to the Company, to any other Member or Manager, or otherwise prohibit such activities.

(k)   Deemed Consents. If the Manager gives notice to the Members concerning any matter required or permitted to be submitted for their consideration, consent or approval under the Act, the Certificate or this Agreement, together with the Manager's recommendation as to such matter, each Member who fails or refuses to register an objection thereto, through the delivery of notice to the Manager within thirty (30) days after receipt thereof, shall be conclusively presumed to have consented to and approved the recommendation of the Manager as to that matter as set forth in any such notice.

(l)   Transactions with Members and Affiliates. The Manager shall have the right to contract, enter into a lease, and otherwise deal with the Members or Affiliates, including, without limitation, the lending of money to, or the guarantee of indebtedness or extension of credit for or on behalf of the Company, provided that any such loan, contract, arrangement or understanding shall be (i) on terms and conditions, and shall provide such compensation which are at least as favorable to the Company as are customarily found in arms-length transactions between unrelated parties engaged in similar transactions, and (ii) approved by the Members.

(m)   Resignation of a Member. A Member may resign from the Company as a Member by giving written notice to the Company and the Manager at least 60 days prior to the effective date of the resignation; however, except as expressly provided herein, a withdrawing Member is not entitled to a return of his or her capital contribution and acquires the status of a Transferee.

(n)   Expulsion of a Member. A Member may be expelled from the Company by the Manager for Cause.

6.   TAX, ACCOUNTING AND FINANCIAL MATTERS.

(a)   Tax Status. The Members intend that the Company shall be taxed as a partnership for federal and state tax purposes. Notwithstanding the foregoing and any other provisions of this Agreement, the Manager shall have the authority to make tax elections as they deem in the best interest of the Company, to elect to be taxed as a corporation, in which case, Members will not receive a K-1 and other provisions of this Agreement that are only applicable to partnership tax status will be considered null and void.

(b)   Capital Accounts. A separate Capital Account shall be established for each Member. None of the Members shall be obligated to the Company, to the other Members, or to any other party, to restore any deficit balances which at any time may exist in their respective Capital Accounts.

2.   (c)   Allocation of Profits and Losses.

3.   (i)   Profits. Except as may be otherwise required by the Code or Regulations, Profits shall, for each taxable year of the Company,

be allocated and apportioned among the Members in the following order and amounts:

(1)   first, to and among the Members, pro rata based on of the Capital Account balance of each Member, in amounts equal to the excess, if any, of (A) the cumulative Losses allocated to the Members pursuant to Section 6(c)(ii)(3) hereof for all prior taxable years of the Company, over (B) the cumulative Profits allocated to the Members pursuant to this Section 6(c)(i)(1) for all prior taxable years of the Company;

(2)   then, to the Class B Member on a pro rata, pari passu basis until such time as the aggregate allocation made to such Member is in an amount equal to one hundred and twenty percent (120%) of the Capital Contribution made by such Member;

(3)   then, to and among the Class C Members and Class D Members on a pro rata, pari passu basis until such time as the aggregate allocation made to such Member is in an amount equal to one hundred and twenty percent (120%) of the Capital Contribution made by such Member;

(4)   the balance and remainder, if any, to be allocated between the Members in accordance with their proportionate Membership Percentage.

4.   (ii)   Losses. Except as may be otherwise required by the Code or Regulations, Losses shall, for each taxable year of the Company, be allocated and apportioned among the Members as follows:

1.   (1)   first, to and among the Members pro rata in accordance with their respective Percentage Interests;

2.   (2)   provided, however, that Losses shall not be allocated to any Member pursuant to Section 6(c)(ii)(1) for any taxable year of the Company to the extent that such allocation would cause any Member to have an Adjusted Capital Account Deficit in such Member's Capital Account at the end of such taxable year;

3.   (3)   in the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to Section 6(c)(ii)(1), the limitation set forth in Section 6(c)(ii)(2) shall be applied on a Member-by-Member basis pro rata based on existing Capital Account balances so as to allocate the maximum permissible Losses to each Member; and

(5)   provided further, however, that the limitation set forth in Section 6(c)(ii)(2) shall cease to apply at the point at which all Members' Capital Accounts (adjusted in accordance with this subsection) have been reduced to zero, and any further Losses shall be allocated in accordance with Section 6(c)(ii)(1).

5.   (iii)   Changes in Percentage Interest. Notwithstanding any other provision of this subsection, if the Percentage Interest held by any Member changes during a taxable year of the Company, or if any new Member is admitted during any such taxable year, the Profits and Losses otherwise to be allocated and apportioned hereunder shall be allocated among the Members in accordance with each Member's Percentage Interest in the Company as of the last day of the year, and each Member's share of the Profits and Losses for such taxable year shall be equal to the sum of his/her/its share of the Profits and Losses as of the last day of the taxable year.

2.   (d)   Expenses.

(i)   The Company shall pay all of its ordinary administrative and operational expenses. The Company shall also bear expenses incurred by the Tax Representative in its capacity as such, the cost of liability and other insurance premiums, all out-of-pocket expenses of preparing and distributing reports to Members, out-of-pocket costs associated with Company meetings, all legal and accounting fees relating to the Company and its activities, the costs and expenses arising out of the Company's indemnification obligations pursuant to this Agreement, and all expenses that are not normal operating expenses. The Company shall be obligated to pay any extraordinary expenses it may incur, including, without limitations, the expense of any non-recurring litigation.

1.   (ii)   The Company shall bear all organizational costs, fees, and expenses incurred by or on behalf of the Manager in connection with the formation and organization of the Company, including legal and accounting fees and expenses incident thereto.

2.   (iii)   The Company shall bear all liquidation costs, fees, and expenses incurred by the Manager (or its designee) in connection with the liquidation of the Company at the end of the Company's term, specifically including but not limited to legal and accounting fees and expenses.

3.   (e)   Reserves and Distributions of Funds. The Manager may establish, set aside, expend and replenish such reasonable reserves as it shall determine to be necessary or appropriate for working capital and other anticipated costs and expenses of the Company's business. Funds which the Manager decides to distribute shall be distributed to the Members in the same preference as set forth in Paragraph 6(c).

4.   (f)   Tax Distributions. Notwithstanding Section 6(d) hereof, the Manager, in its sole discretion and taking into account the financial condition of the Company, and the net tax benefits previously derived by all of the Members, may prior to the due date of the Member's federal and state income tax payments for each calendar year, cause the Company to distribute, at a minimum, cash in an amount sufficient for each Member to pay federal and state income taxes attributable to such Member's

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share of the Company's net taxable earnings for such calendar year (the **"Tax Distributions"**), which amount shall equal the product of:

> 1. (i) the portion of the Company's net taxable earnings for such calendar year which is attributable to such Member under this Agreement; and

> 2. (ii) the sum of the highest federal income tax rate and the highest applicable state income tax rate in effect for any Member at the time of such distribution.

The Manager shall calculate the amount of any such Tax Distribution in any reasonable manner, taking into account, among other factors the Manager may identify, the deductibility of federal taxes for state tax purposes, the deductibility of state taxes for federal income tax purposes, the effect of reduced rates for capital gain transactions and the offsetting of current year income by losses in prior years. No distribution for payment of taxes shall be made on account of any gain specially allocated to a Member under Section 704(c) of the Code (dealing with the contribution of appreciated property, or "built-in gain" property to the Company).

5. (g) <u>Preparation of Tax Returns</u>. The Company shall arrange, at its expense, for the timely filing of all necessary tax returns for the Company and for the preparation and distribution of such tax information as may be reasonably required by the Members for federal, state and local income tax reporting purposes.

6. (h) <u>Additional Tax Provisions</u>. Notwithstanding <u>Section 6(c)</u>, the following special allocations shall be made in the following order:

> 1. (i) <u>Minimum Gain Chargeback</u>. Except as otherwise provided in Section 1.704-2(f) of the Regulations, notwithstanding any other provision of this <u>Section 6</u>, if there is a net decrease in Minimum Gain (as defined in §1.704-2(b)(2) of the Regulations) during any fiscal year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary subsequent years) in an amount equal to such Member's share of the net decrease in minimum gain, determined in accordance with Regulations §1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with §1.704-2(f)(6) and §1.704-2(j)(2) of the Regulations. This <u>Section 6(h)(i)</u> is intended to comply with the minimum gain chargeback requirement in §1.704-2(f) of the Regulations and shall be interpreted consistently therewith.

> 2. (ii) <u>Member Minimum Gain Chargeback</u>. Except as otherwise provided in §1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this <u>Section 6(h)</u>, if there is a net decrease in

minimum gain attributable to a Member nonrecourse debt (as defined in §1.704-2(b)(4) of the Regulations) during any fiscal year, each Member who has a share of the Member nonrecourse debt minimum gain attributable to such Member nonrecourse debt, determined in accordance with §1.704-2(i)(5) of the Regulations, shall be specially allocated items of Company income and gain for such fiscal year, (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Member nonrecourse debt minimum gain attributable to such Member nonrecourse debt, determined in accordance with Regulations §1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with §1.704-2(i)(4) and §1.704-2(j)(2) of the Regulations. This Section 6(h)(ii) is intended to comply with the minimum gain chargeback requirement in §1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

3.   (iii)   Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in §1.704-1(b)(2)(ii)(d)(4), §1.704-1(b)(2)(ii)(d)(5) or §1.704-1(b)(2)(ii)(d)(6) of the Regulations, items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, any deficit balance in such Member's Capital Account (adjusted as required by the Regulations) of such Member as quickly as possible, provided that an allocation pursuant to this Section 6(h)(iii) shall be made only if and to the extent that such Member would have an adjusted Capital Account deficit after all other allocations provided for in this Section 6 have been tentatively made as if this Section 6(h)(iii) were not in the Agreement.

4.   (iv)   Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any fiscal year which is in excess of the amount such Member is deemed to be obligated to restore pursuant to the second to last sentences of §1.704-2(g)(1) and §1.704-2(i)(5) of the Regulations, each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 6(h)(iv) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Section 6 have been made as if Section 6(h)(iii) and Section 6(g)(iv) were not in the Agreement.

5.   (v)   Member Nonrecourse Deductions. Any Member Nonrecourse Deductions (as defined in §1.704-2(i)(2) and §1.704-2(i)(2) of the Regulations) for any fiscal year shall be specially allocated to the

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Member who bears the economic risk of loss with respect to the Member nonrecourse debt to which such Member nonrecourse deductions are attributable in accordance with Regulations §1.704-2(i)(1).

6. (vi) <u>Nonrecourse Deductions</u>. Nonrecourse Deductions (as defined in §1.704-2(b)(1) and §1.704-2(c) of the Regulations) for any fiscal year shall be specially allocated among the Members in proportion to their Percentage Interests.

7. (vii) <u>Capital Account Adjustment</u>. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) of the Code or Section 743(b) of the Code is required pursuant to Section 1.704-1(b)(2)(iv)(m)(4) of the Regulations to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of its Membership Interest, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Member in accordance with their interests in the Company in the event Section 1.704-1(b)(2)(iv)(m)(2) of the Regulations applies, or to the Member to whom such distribution was made in the event Section 1.704-1(b)(2)(iv)(m)(4) of the Regulations applies.

7. (i) <u>Curative Allocations</u>. The allocations set forth in <u>Section 6(h)</u> (the **"Regulatory Allocations"**) are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this <u>Section 6(i)</u>. Therefore, notwithstanding any other provision of this <u>Section 5</u> (other than the Regulatory Allocations), the Manager shall make such offsetting special allocations of the Company income, gain, loss or deduction in whatever manner he determines appropriate so that, after such offsetting allocations were made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to <u>Section 6(c)</u>.

8. (j) <u>Section 704(c) Allocations</u>. In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with subsection (i) of the definition of "Gross Asset Value."

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In the event the Gross Asset Value of any Company asset is adjusted pursuant to subsection (ii) of the definition of "Gross Asset Value", subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 6(j) are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Person's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

9.   (k)   Books of Account. The Company's books of account and all other records required by the Act shall be kept at the registered office maintained for the Company under the Act. Each transaction of the Company shall be fully and accurately entered on the Company's books in a manner conforming to the methods and practices used by the Company for federal income tax purposes. All the books and records of the Company shall be open to inspection by any Member, and by the designated agents of the Members, and shall be available for copying, at such Member's expense, at any time during normal business hours.

10.   (l)   Annual Report; Financial Statements of the Company. The Manager shall use commercially reasonable efforts to transmit to all Members within ninety (90) days after the close of each fiscal year of the Company, unaudited financial statements of the Company prepared in accordance with the terms of this Agreement and otherwise in accordance with generally accepted accounting principles, including an income statement for the year then ended and balance sheet as of the end of such year, and a statement of changes in the Members' Capital Accounts.

11.   (m)   Banking and Investments. Funds of the Company may be deposited in such checking accounts or savings accounts, or invested in certificates of deposit, money market funds, mutual funds, or other securities, with such institutions and on such terms as the Manager shall designate. Checks or withdrawals from any such accounts, or the liquidation of any such investments or securities, may be made for any proper Company purpose, upon such signatures and other instructions as the Manager may designate.

12.   (n)   Tax Matters.

1.   (i)   Appointment. The Manager shall serve as the "Tax Representative" of the Company for purposes of this section 1. The Tax Representative shall have the authority of both (i) a "tax matters partner" under Code section 6231 before it was amended by the Bipartisan Budget

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Act of 2015 (the "BBA"), and (ii) the "Partnership Representative" under Code section 6223(a) after it was amended.

2.　(ii)　Tax Examinations and Audits. At the expense of the Company, the Tax Representative shall represent the Company in connection with all examinations of the Company's affairs by the Internal Revenue Service and state taxing authorities (each, a "Taxing Authority"), including resulting administrative and judicial proceedings, and is authorized to engage accountants, attorneys, and other professionals in connection with such matters. No Member will act independently with respect to tax audits or tax litigation of the Company, unless previously authorized to do so in writing by the Tax Representative, which authorization may be withheld by the Tax Representative in his, her, or its sole and absolute discretion. The Tax Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority, recognizing that the decisions of the Tax Representative may be binding upon all of the Members.

3.　(iii)　Tax Elections and Deficiencies. Except as otherwise provided in this Agreement, the Tax Representative, in his, her, or its sole discretion, shall have the right to make on behalf of the Company any and all elections under the Internal Revenue Code or provisions of State tax law. Without limiting the previous sentence, the Tax Representative, in his, her, or its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the "Tax Representative" or the Company under the BBA, including but not limited to an election under Code section 6226 as amended by the BBA, and the Members shall take such actions requested by the Tax Representative. To the extent that the Tax Representative does not make an election under Code section 6221(b) or Code section 6226 (each as amended by the BBA), the Company shall use commercially reasonable efforts to (i) make any modifications available under Code section 6225(c)(3), (4), and (5), as amended by the BBA, and (ii) if requested by a Member, provide to such Member information allowing such Member to file an amended federal income tax return, as described in Code section 6225(c)(2) as amended by the BBA, to the extent such amended return and payment of any related federal income taxes would reduce any taxes payable by the Company.

4.　(iv)　Deficiencies. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any taxes imposed pursuant to Code section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, may be recovered by the

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Company from such Member (i) by withholding from such Member any distributions otherwise due to such Member, or (ii) on demand. Similarly, if, by reason of changes in the interests of the Members in the Company, the Company, or any Member (or former Member) is required to pay any taxes (including penalties, additions to tax or interest imposed with respect to such taxes) that should properly be the obligation of another Member (or former Member), then the Member (or former Member) properly responsible for such taxes shall promptly reimburse the Company or Member who satisfied the audit obligation.

5. (v) <u>Tax Returns</u>. At the expense of the Company, the Tax Representative shall use commercially reasonable efforts to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company is required to file returns. As soon as reasonably possible after the end of each taxable year of the Company, the Tax Representative will cause to be delivered to each person who was a Member at any time during such taxable year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such person's federal, state, and local income tax returns for such taxable year.

6. (vi) <u>Consistent Treatment of Tax Items</u>. No Member shall treat any Company Tax Item inconsistently on such Member's Federal, State, foreign or other income tax return with the treatment of such Company Tax Item on the Company's tax return. For these purposes, the term "Company Tax Item" means any item of the Company of income, loss, deduction, credit, or otherwise reported (or not reported) on the Company's tax returns.

7. **<u>TRANSFER OF MEMBERSHIP INTERESTS</u>**.

(a) <u>General Restrictions</u>. No Member shall transfer, sell, assign, encumber or in any way alienate or dispose of all or any portion of its Membership Interest, Governance Rights or Financial Rights whether voluntarily, by operation of law (including, without limitation, any intervivos conveyance, testamentary disposition, transfer by intestate succession, or pursuant to a divorce decree or settlement) or otherwise (any such transfer, sale, assignment, encumbrance, alienation or other conveyance of a Membership Interest, Governance Rights or Financial Rights being hereinafter referred to as a **"Disposition"**), except where the same is expressly required or permitted under this Agreement or upon the consent of the Manager, which may be granted or withheld by the Manager in its sole discretion. Any purported Disposition in breach of the preceding sentence shall be void and ineffectual and shall not operate to transfer any Membership Interest, Governance Rights or Financial Rights or other claims against or benefits respecting the Company to the purported assignee or recipient, and shall not relieve the Member attempting to make such Disposition from any liability under this Agreement.

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(b)   Restrictions on Dispositions. Any Disposition of a Membership Interest to an approved assignee ("Assignee") shall be conditioned upon the following: (i) compliance with all federal and applicable state securities and blue sky laws; (ii) with respect to any Assignee which is a trustee, such Disposition shall only be permitted under this Section if, in the opinion of Company's counsel, after review of all applicable trust documents, the trustee is authorized to hold the transferred Membership Interest and to comply with all provisions of this Agreement; and (iii) execution and delivery to the Company of a Joinder Agreement substantially in the form attached hereto as **Exhibit C**. Notwithstanding any contrary provision contained in this Section, the failure of the Company to require the execution of a counterpart to this Agreement shall not operate as a waiver or diminution of the restrictions or obligations imposed hereby on such transferee or the Membership Interest transferred thereto. Upon a transfer of a Membership Interest to an Assignee and such Assignee's compliance with all provisions of this subsection, such Assignee shall become a party to this Agreement and shall be bound by all of the provisions hereof and shall have all of the rights of such Membership Interest (including Financial Rights and Governance Rights).

(c)   Company Restrictions. Even though otherwise required or permitted under the terms of this Agreement, no Disposition shall be made or effective in violation of the terms and provisions of any mortgages, covenants or other instruments affecting the Company or the Members and approved by the Manager pursuant to this Agreement.

(d)   Effect of Agreement. The rights of any Person acquiring a Membership Interest shall be subject in all respects to the terms and provisions of the Certificate and this Agreement.

(e)   Allocation of Assigned Interest. The rights of an Assignee against its transferor with respect to the proceeds of any sale of the transferor's Membership Interest, and with respect to any interest in the Company which the Assignee may acquire after the date of assignment by virtue of any provision of the Act, the Certificate or this Agreement, shall be as set forth in any written agreement with respect thereto between the transferor and the Assignee. The Company and the Members shall have no obligation to inquire into any such agreements between a transferor and Assignee, and may rely upon the books and records of the Company.

8.   **ISSUANCE OF MEMBERSHIP INTERESTS TO ADDITIONAL MEMBERS**.

(a)   Additional Persons may be admitted to the Company as Members and additional Units may be issued to those Persons and to existing Members upon the consent of the Manager and on such terms and conditions as the Manager may determine, including the execution of a joinder agreement to this Agreement (**Exhibit D**), and the Manager may designate any Units issued after the date of this Agreement. Upon the issuance of additional Units, the Membership Interests of the existing members of the Company shall be decreased pro rata in accordance with their pre-issuance Membership Interests. The provisions of this Section shall not apply to Transfers of Membership Interests.

9.   **DISSOLUTION OF THE COMPANY**.

(a)   Events Causing Dissolution. The Company shall be dissolved, and its affairs wound up, upon the occurrence of the first of the following events:

(i)   the written consent of the Manager to dissolve;

(ii)   when the Company is not the surviving entity in a merger or consolidation of the Company with one or more entities; or

(iii)   upon the entry of a decree of judicial dissolution pursuant to the Act.

(b)   Winding Up Of Business. The Manager shall have all power and authority which is necessary or appropriate in the winding up of the Company's business and affairs. The Manager may preserve the Company business or property as a going concern for a reasonable time, prosecute and defend actions and proceedings, settle and close the Company's business, dispose of and transfer property, discharge the Company's liabilities, distribute the assets of the Company pursuant to the Act and provisions of this Agreement, file articles of dissolution pursuant to the Act, dispose of known claims against the Company under the procedure described in the Act, publish notice of dissolution pursuant to the procedures in the Act concerning unknown claims, and perform other necessary and appropriate acts.

(c)   Liquidating Distributions. Notwithstanding anything to the contrary contained herein, the proceeds from the liquidation of the Company after payment of all the Company's liabilities and obligations shall be distributed to the Members in accordance with the Members' positive Capital Accounts as of the date of distribution, after giving effect to all profits, losses, contributions, distributions and allocations for all periods.

At the discretion of the Manager, the assets of the Company that would otherwise be distributed upon liquidation may be distributed to a liquidating trust for the purposes of liquidating Company assets, collecting amounts owed the Company and paying any contingent or unforeseen liabilities or obligations of the Company.

In the discretion of the Manager, assets of the Company may be distributed in-kind in connection with the dissolution and termination of the Company, in lieu of the sale thereof and distribution of the net proceeds, with each Member accepting proportionately in accordance with its Percentage Interest an undivided interest in the Company assets, subject to its liabilities, in satisfaction of its interest in the Company.

10.   **INVESTMENT REPRESENTATION**.

(a)   This Agreement is made with each of the Members in reliance upon each Member's representation to the Company, which by executing this Agreement each Member hereby confirms, that its Membership Interest in the Company is to be acquired for investment, and not with a view to the sale or distribution of any part thereof, and that he/she/it has no present intention of selling, granting participation in, or otherwise distributing the same, and each Member

understands that his/her/its Membership Interest in the Company has not been registered under the Securities Act and that any Transfer or other disposition of the Membership Interest may not be made without registration under the Securities Act or pursuant to an applicable exemption therefrom. Each Member further represents that he/she/it does not have any contract, undertaking, agreement, or arrangement with any person to sell, Transfer, or grant participations to such person, or to any third person, with respect to its Membership Interest in the Company.

(b) Each Member represents that he/she/it has had access to such information concerning the Company and the Picture as such Member deems necessary to enable such Member to make an informed decision concerning the purchase of the Membership Interest. Each Member further represents that he/she/it has had access to the Manager and the opportunity to ask questions of, and receive answers satisfactory to such Member from the Manager concerning the offering of Membership Interest in the Company and the Company generally. Each Member further represents that he/she/it has obtained all additional information requested by such Member to verify the accuracy of all information furnished in connection with the offering of Membership Interests in the Company.

11. **DUTIES OF LOYALTY AND CARE**. Pursuant to the Act, each Member and Manager shall owe the Company and each other Member a duty of loyalty and a duty of care. Notwithstanding the foregoing, as contemplated by the Act, each Member agrees that such duties of loyalty and care shall be modified to permit each Member, Manager or Affiliate thereof to do any of the following:

(a) to contract or otherwise deal with the Company in the conduct or winding up of its business or affairs (including, without limitation, the provision of services to, the lending of money to, or the guarantee of indebtedness or extension of credit for or on the behalf of the Company), provided that such proposed contract, loan or arrangement shall be on comparable terms as available to the Company from third parties and that such Member, Manager or Affiliate shall fully disclose to the Manager all material facts of such proposed contract, loan or arrangement and that Manager shall approve, authorize or ratify such contract, loan or arrangement; and

(b) to carry on, participate or invest in any business, opportunity or investment activity which may be competitive with or otherwise within the line of business of the Company or which may present an opportunity for the Company (in each case, regardless of whether the Company may be interested in pursuing and financially able to undertake such activity, investment or enterprise), other than the management and investment of the contributed capital (any such permitted business, opportunity or activity being hereinafter referred to as a **"Business Opportunity"**).

Each Member and Manager specifically acknowledges and consents to the right of each other Member, Manager or Affiliate thereof to pursue any investment or participation in any Business Opportunity without first being required to offer the same to the Company for its own benefit, and such Member shall not be deemed in violation of the duty of loyalty imposed under the Act as a result of such investment or participation. Each Member and Manager hereby waives, releases and relinquishes any claim it may have against any other Member, Manager or Affiliate thereof under any "partnership opportunity" doctrine or other legal or equitable principal of law (including

the Act) arising with respect to or in connection with the pursuit of any Business Opportunity by any other Member, Manager or Affiliate thereof. Each Member hereby further agrees as contemplated by the Act, that the Manager may approve, authorize, or ratify, after full disclosure of all material facts, a specific act or transaction that may otherwise violate the duty of loyalty prescribed under the Act.

12. **LIABILITY AND INDEMNIFICATION PROVISIONS**.

(a)   Company Debts and Obligations. Except as any Member may otherwise specifically agree in writing, no Member shall be liable under any judgment, decree or order of a court or in any other manner for any debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other Member, or of any agent or employee of the Company.

(b)   Limitation of Liability. A Defaulting Member shall be liable to each other Member and to the Company for any loss, damage or expense arising, directly or indirectly, as a result of the Defaulting Member's act or omission which constitutes an Excluded Act. Except as provided in this subsection and to the extent that may otherwise be required by applicable law, no Member or former Member shall be liable, responsible or accountable in damages or otherwise to the Company, to any Members or former Members, for any act or omission made in good faith on behalf of the Company.

(c)   Mandatory Indemnification. Except for any loss, claims, damages, liabilities, expenses, judgments, fines, settlements and other amounts paid, incurred or suffered as a result of any act or omission which constitutes an Excluded Act, the Company shall, to the fullest extent permitted by applicable law, indemnify and hold harmless each Member, Manager, former Member, former Manager, and the partners, shareholders, members, managers, controlling persons, officers, directors, employees, heirs, successors and assigns of each Member, Manager, former Member and former Manager, and their respective successors in interest (each an **"Indemnitee"**) from and against any and all loss, claims, damages, liabilities, expenses, judgments, fines, settlements, and other amounts, including, without limitation, attorneys' fees and paralegal charges, reasonably and actually incurred by an Indemnitee (an **"Indemnity Expense"**) in connection with any and all claims, demands, actions, suits or proceedings (civil, criminal, administrative or investigative) in which any Indemnitee is involved, as a party or otherwise, by reason of his or its management of, or involvement in the business and affairs of the Company, or the rendering of advice or consultation with respect thereto, or otherwise by reason of the fact that such Indemnitee is or was a Member, Manager or a partner, shareholder, member, manager, controlling person, officer, director or employee of a Member or Manager (an **"Indemnity Claim"**).

(d)   Entitlement to Indemnification. An Indemnitee shall be entitled to indemnification under Section 13(c) hereof if (i) it is determined in any action, suit or proceeding relating to the Indemnity Claim that the act or omission of the Indemnitee does not constitute an Excluded Act or (ii) the Manager determines that such indemnification is proper in the circumstances. To the extent that an Indemnitee has been successful on the merits or otherwise in defense of an Indemnity Claim, such Indemnitee shall be indemnified against all Indemnity Expenses in connection therewith,

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notwithstanding that such Indemnitee has not been successful on any other claim, issue or matter related to such Indemnity Claim.

(e)   Permissive Indemnification. Pursuant to the Act, the Company is authorized to make any indemnification, other than and apart from that required under Section 13(c) hereof, which is approved under a resolution adopted by the Manager.

(f)   Interim Advances. Expenses (including, without limitation, attorneys' fees) incurred by any Indemnitee in defending an Indemnity Claim, (regardless of whether any allegations against such Indemnitee include the commission of any Excluded Acts), may be paid by the Company in advance of the final disposition of such Indemnity Claim upon the Company's receipt of an undertaking by such Indemnitee to repay such amount if and to the extent that it shall be ultimately determined that such Indemnitee is not entitled to be indemnified by the Company.

(g)   Maintenance of Insurance.   The Manager shall have the power to purchase and maintain, at the expense of the Company, insurance on behalf of any Person who is or was a Member, Manager or employee of the Company against any liability asserted against him or it and incurred by such party in any such capacity or arising out of such party's status as such, whether or not the Company would have the power to indemnify such party against such liability under applicable law. When, and if, the Company obtains any such insurance, the Company shall not be required to maintain the same in effect, but the Company shall make reasonable efforts to notify the covered person in writing within five (5) business days after making any decision not to renew or replace such coverage. The maintenance of any such insurance shall not diminish the Company's liability for indemnification under the provisions hereof. Any claim for reimbursement or indemnification hereunder shall not be denied by the Company on the basis that the same may or will be covered by any insurance maintained by the Company.

(h)   Notification and Defense of Claims. Promptly after receipt of any notice concerning the commencement of an Indemnity Claim, if a claim in respect thereof is to be made against the Company, the Indemnitee shall give prompt notice thereof to the Members, provided that failure to give such prompt notice shall not relieve the Company from any liability it may have to the Indemnitee hereunder, except to the extent that the Company is prejudiced in its defense of such Indemnity Claim as a result of such failure. The Company may assume the defense of any Indemnity Claim with counsel reasonably satisfactory to the Indemnitee and shall not be obligated to furnish separate counsel to the Indemnitee in any action in which the Company and the Indemnitee are joined unless the Indemnitee reasonably concludes that there may be a conflict of interest between the Indemnitee and the Company.   After notice from the Company to the Indemnitee of its election to assume the defense of an Indemnity Claim, the Company shall not be liable for any Indemnity Expenses subsequently incurred, except in cases where separate representation is required. No settlement of any Indemnity Claim shall be made without the mutual approval of the Company and the Indemnitee, but neither of them shall unreasonably condition, delay or withhold their consent to any settlement which the other has proposed.

(i)   Non-Exclusivity of Section.   The indemnification authorized in and provided by this Section shall not be deemed exclusive of and shall be in addition to any other right to which any

Person may be entitled under any statute, rule of law, provision of the Certificate, this Agreement, other agreement, vote or action of the Members, or otherwise.

(j)   Release and Waiver of Subrogation. Each Member hereby releases and discharges the Company, each Manager and each other Member from any and all liability with respect to any and all loss, claims, damages, liabilities, expenses, judgments, fines, settlements and other amounts, including, without limitation, attorneys' fees and paralegal charges to the extent that the same is compensated for by the net proceeds of any insurance maintained by the Company or by any of the Members. Each Member agrees to use its good-faith reasonable efforts to cause any policies of insurance maintained by it with respect to the Company to include a waiver of subrogation provision.

(k)   The right to indemnification under this section 13 will survive for a period of three (3) years from the date of dissolution of the Company.

13.   **DISPUTE RESOLUTION**.

(a)   Disputes. In the event a dispute of any kind arises out of, in connection with, or relating to this Operating Agreement of the operations of the Company hereunder (including any dispute concerning its construction, performance or breach), the parties to the dispute (who may be any combination of the Company and any one or more of the Members and Assignees) will attempt to resolve the dispute as set forth in Section 14(b) before proceeding to arbitration as provided in Section 14(c). Each Member, each Assignee, and the Company waive all rights to seek remedies in any court (including the right to seek dissolution by decree of court), and the right to jury trial. All documents, discovery and other information related to any such dispute, and the attempts to resolve or arbitrate such dispute, will be kept confidential to the fullest extent possible.

(b)   Negotiation. If a dispute arises, any party to the dispute will give Notice to each other party. If the Company is not a party to the dispute, Notice will also be given to the Company. After Notice has been given, the parties in good faith will attempt to negotiate a resolution of the dispute.

(c)   Arbitration. If, within 45 days after the Notice provided in Section 14(b) has been given, a dispute is not resolved through negotiation or mediation, the dispute will be arbitrated. The parties to the dispute agree to jointly select an arbitrator, be bound by the selection of an arbitrator, and to settle the dispute exclusively by binding arbitration.

14.   **MISCELLANEOUS PROVISIONS**.

(a)   Enforcement of Agreement. The Members acknowledge and agree that interests in the Company cannot be readily purchased or sold and are of a unique and extraordinary nature. For that reason, among others, the Members and the Company will be irreparably damaged in the event that certain provisions of this Agreement are not specifically enforced. Should any dispute arise concerning the sale or disposition of any interest in the Company, or the determination of the value of any Company property, the provisions of this Agreement relating thereto shall be enforceable in a court of equity by a decree of specific performance, by a temporary or permanent injunction,

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or by any other legal or equitable remedy, without the necessity of showing actual damages or furnishing a bond or other security.

(b)   Governing Law. This Agreement and the rights of the Members hereunder shall be interpreted and governed in accordance with the internal laws of the State of Georgia, notwithstanding the residence or principal place of business of any of the Members, the place where this Agreement may be executed by any party, or the provisions of any jurisdiction's conflict of law rules.

(c)   Headings. The headings of the Sections of this Agreement are inserted for convenience of reference only, shall not be construed as part of this Agreement, and shall in no way be construed as defining, limiting or affecting the scope or intent of the provisions of this Agreement.

(d)   Due Authorization. Each person executing this Agreement on behalf of a Member represents and warrants that he or it is authorized to do so, that the execution and performance of this Agreement do not violate any agreement or restriction to which such Member is subject, and that this Agreement constitutes a legally binding obligation of such Member.

(e)   Survival of Rights. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, legatees, executors, administrators, successors and permitted assigns, and no other person shall acquire or have any right under or by virtue of this Agreement.

(f)   Notice. Company statements, reports and income tax returns may be mailed to the Members by regular first-class mail or via electronic mail. All other notices and communications under this Agreement shall be in writing, duly signed by the party giving the same, and shall be deemed to have been delivered:

(i)   to a Member, when deposited in any United States postal facility, with sufficient postage affixed, for delivery by registered or certified mail, return receipt requested, and addressed to such Member's last known residence address. It is the Member's responsibility to promptly advise the Manager of any changes in address.

(ii)   to the Company or a Manager, when so deposited and addressed to the Company's registered office; or

(iii)   to any party, when actually received by hand delivery, by nationwide air courier, by telecopy or by other form of facsimile transmission.

(g)   Severability of Provisions. The provisions of this Agreement shall be severable, and if any provision shall be invalid, void or unenforceable in whole or in part for any reason, the remaining provisions shall remain in full force and effect.

(h)   Further Assurances. Each party hereto agrees to do all acts and things and to make, execute and deliver such written instruments as shall from time to time be reasonably required to carry out the terms and provisions of this Agreement.

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(i)   Waiver. No consent or waiver, expressed or implied, by a Member with respect to any breach or default by any other Member in the performance by such other Member of his or its obligations hereunder shall be deemed or construed to be a consent or waiver with respect to any other breach or default in the performance by such other Member of the same or any other obligations of such other Member hereunder. Failure on the part of a Member to complain of any act or failure to act of any other Member or to declare any other Member in default, irrespective of how long such failure continues, shall not constitute a waiver by such Member of his or its rights hereunder. The giving of consent by a Member in any one instance shall not limit or waive the necessity of obtaining such Member's consent in any future instance. Any consent required to be given hereunder shall be in writing unless otherwise provided herein.

(j)   Legal Counsel. The Members acknowledge that they have been advised that in order to ensure protection of their individual interests they should seek separate, independent legal representation and advice with respect to this Agreement and any other agreements, if any, relating to the formation and organization of the Company and the investment in the Company. By signing this Agreement, each Member hereby represents that such party has sought such separate, independent legal representation or has freely chosen not to seek such separate, independent legal representation and has obtained or freely chosen not to obtain other legal counsel regarding such matters.

(k)   Counterpart and Facsimile or Scan Execution. This Agreement may be executed and delivered by facsimile or scan and in counterparts, each of which when executed and delivered (including delivery by facsimile or scan) shall be deemed an original, but all of which together shall be deemed one and the same agreement.

(l)   Parties in Interest; No Third-Party Beneficiaries. Except as otherwise provided in this Agreement, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective heirs, representatives, successors and permitted assigns of the parties to this Agreement. Neither this Agreement nor any other agreement contemplated in this Agreement shall be deemed to confer upon any person not a party to this Agreement any rights or remedies contained in this Agreement.

(m)   Confidentiality and Press Releases. The Members, on their behalf and on behalf of their respective Affiliates, hereby agree that it is in their collective best interests to keep confidential this Agreement and the business of the Company and all information concerning the business and Picture. The Members, on their behalf and on behalf of their Affiliates, agree that they will not take any action nor conduct themselves in any fashion, including giving press releases or granting interviews, that would disclose to third parties unrelated to the Company the business of the Company or any aspect of the Company without the prior written consent of the Manager. To the extent such prior approval is given, it may be conditioned upon approval of the text of any press release or the scope of any intended interview.

(n)   Entire Agreement. This Agreement constitutes the entire understanding and agreement among the Members with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to the subject matter hereof, and there are no agreements,

understandings, warranties or representations between the parties hereto other than those set forth herein.

IN WITNESS WHEREOF, the Manager has caused this Agreement to be executed and delivered as of the date first shown above.

MANAGER:

SIMPLE JANE FILMS, INC.

By: _____

Name: Ashley Bratcher

Title: CEO

**TO FRANKIE'S STORY, LLC
AMENDED AND RESTATED OPERATING AGREEMENT
DATED MARCH 28, 2023**

1.   <u>CERTAIN DEFINED TERMS</u>. Capitalized terms used herein and not otherwise defined shall have the respective meanings indicated below:

(a)   "Additional Member" shall mean any person, corporation, partnership, Limited Liability Company, trust or other equity, other than an Initial Member, who or which is admitted to the Company as a Member pursuant to the terms of this Agreement.

(b)   "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments (such Capital Account, as adjusted, being herein referred to as an "Adjusted Capital Account"):

(i)   credit to such Capital Account any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-1(b)(ii)(c), 1.704-2(g)(1) and 1.704-2(i)(5); and

(ii)   debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6) of the Regulations. The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

(c)   "Affiliate" means with respect to any Person, each other Person that directly or indirectly, beneficially or otherwise Controls, is Controlled by or is under common Control with such Person.

(d)   "Capital Account" means, with respect to any Member, the Capital Account maintained for such Member in accordance with the following provisions:

(i)   To each Member's Capital Account there shall be credited (1) such Member's Capital Contributions, (2) such Member's distributive share of Profits and any items in the nature of income or gain that are specially allocated pursuant to <u>Section 5(g)</u> or <u>Section 5(h)</u> hereof, and (3) the amount of any Company liabilities assumed by such Member or that are secured by any property distributed to such Member. The principal amount of a promissory note that is not readily traded on an established securities market and that is contributed to the Company by the maker of the note (or a Member related to the maker of the note within the meaning of Regulations Section 1.704-1(b)(2)(ii)(c)) shall not be included in the Capital Account of any Member until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Regulations Section 1.701-1(b)(2)(iv)(d)(2);

(ii) To each Member's Capital Account there shall be debited (1) the amount of money and the Gross Asset Value of any property distributed to such Member pursuant to any provision of this Agreement, (2) such Member's distributive share of Losses and any items in the nature of expenses or losses that are specially allocated pursuant to Section 5(g) or Section 5(h) hereof, and (3) the amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company;

(iii) In the event any Membership Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to such transferred Membership Interest, and

(iv) In determining the amount of any liability for purposes of subparagraphs (i) and (ii) above there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Manager shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities that are secured by contributed or distributed property or that are assumed by the Company or any Members), the Manager may make such modification, provided that it is not likely to have a material effect on the amounts distributed to any Person pursuant to Section 10 hereof upon the dissolution of the Company. The Manager also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Regulations Section 1.704-1(b)(2)(iv)(q) and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b).

In the event of a sale or exchange of any Membership Interest in accordance with this Agreement, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent it relates to such transferred Membership Interest in accordance with Regulation 1.704-1(b)(2)(iv)(l).

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulation §1.704-1(b) and shall be interpreted and applied in a manner consistent with such Regulations. In the event that the Manager shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company or any Member), are computed in order to comply with such Regulation, the Manager may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member pursuant to Section 5(h) hereof upon the dissolution of the Company. The Manager shall also (i) make any adjustments that are necessary or appropriate to maintain equality between

the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Regulation §1.704-1(b)(2)(iv), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulation §1.704-1(b).

(e) "Capital Contribution" means, with respect to a Member, the aggregate amount of cash and the Gross Asset Value of any other property contributed to the Company by such Member.

(f) "Cause" means any of the following: (i) the future conviction of, or entering of a plea of guilty or nolo contendere to, a crime that constitutes a felony, or a misdemeanor or other similar crime involving moral turpitude, (ii) the continued breach of any obligations hereunder or under any other written agreement or covenant with the Company or any of its Affiliates after receipt of written notice and a 20-day opportunity to cure, (iii) the intentional or negligent breach of any material provision of any engagement agreement with the Company or any material misconduct of the respective Member, or (iv) or some other event, the occurrence of which reasonably justifies the immediate expulsion of that Member.

(g) "Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

(h) "Control," "Controlled by," "Controlling," and similar phrases shall mean the direct and indirect possession of power to direct or cause the direction of management or policies of a Person through any means.

(i) "Defaulting Member" means and includes any Member who commits any act or omission constituting an Excluded Act.

(j) "Depreciation" shall mean, for each fiscal year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such fiscal year for federal income tax purposes, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such fiscal year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such fiscal year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such fiscal year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Manager.

(k) "Excluded Act" means and includes (i) any material breach by a Member of any provision of this Agreement or of any other agreement between a Member and the Company or (ii) the commission by a Member of any fraud, deceit, gross negligence, willful misconduct or wrongful taking in connection with the business of the Company.

(l) "Financial Rights" means the rights of a Member or assignee under the Act, the Certificate and this Agreement to receive distributions and to share in Profits and Losses of the Company.

(m)   "Fiscal Year" means the period between date hereof and December 31, 2022, and for all years thereafter shall be the taxable year of the Company, which shall be the period commencing on January 1 of a year and ending on December 31 of the same year, unless otherwise required by law, except for the final taxable year of the Company which shall end on the effective date of dissolution of the Company.

(n)   "Governance Rights" means all of a Member's rights as a Member of the Company, under the Act, the Certificate and this Agreement, except such Member's Financial Rights, including, without limitation, the rights to participate in the management of the Company pursuant to the Act and this Agreement.

(o)   "Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

        (i)   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Manager, and provided further that, if the contributing Member is a Manager, the determination of the fair market value of any other contributed asset shall require the consent of a Majority of the Members;

        (ii)   The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as reasonably determined by the Manager as of the following times: (1) the acquisition of an additional interest by any new or existing Member in exchange for more than a de minimis contribution of property (including money); (2) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for a Membership Interest; and (iii) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (1) and (2) above shall be made only if the Manager reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members;

        (iii)   The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as reasonably determined by the distributee and the Manager, provided that, if the distributee is the Manager, the determination of the fair market value of the distributed asset shall require the consent of a Majority of the Members; and

        (iv)   The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and Section 5(g)(vii) or subsection (vii) under the definition of Profits and Losses; provided however, that Gross Asset Values shall not be adjusted pursuant to this subsection (iv) of this definition to the extent the Manager reasonably determines that an adjustment pursuant to subsection (ii) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subsection (i), (ii) or (iv) of this definition, then such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

(p)   "Manager" means Simple Jane Films, Inc. in its capacity as manager of the Company under the Act, and any Person designated as a substitute, successor or additional manager of the Company pursuant to this Agreement; but such term does not include any such Person who has ceased to be a manager of the Company.

(q)   "Majority" means the affirmative vote of over fifty percent (50%) of the Common Units.

(r)   "Members" means and includes the original Members listed in the preamble to this Agreement and any additional Members admitted to the Company pursuant to the provisions of this Agreement, but such term does not include any Person who has ceased to be a Member.

(s)   "Membership Interest" means a Member's ownership interest in the Company, including a Member's Financial Rights and Governance Rights.

(t)   "Percentage Interest" means, subject to adjustment upon any transfer required or permitted under this Agreement, a fraction with a numerator equal to the number of Units owned by such Member and a denominator equal to the total issued and outstanding Units owned by all Members. Each Member's initial Percentage Interest is shown on **Exhibit B** attached to this Agreement.

(u)   "Person" means any individual or any partnership, limited liability company, corporation, trust, estate, or other association, whether created by the laws of the State of Georgia or another state or foreign country, including any individual or other such entity acting as a custodian, trustee, personal representative or fiduciary or performing in any similar capacity.

(v)   "Profits" and "Losses" shall mean for each taxable year of the Company an amount equal to the Company's net taxable income or loss for such year as determined for federal income tax purposes (including separately stated terms) in accordance with the accounting method and rules used by the Company and in accordance with Section 703 of the Code, with the following adjustments:

        (i)   Any items of income, gain, loss and deduction allocated to Members pursuant to Sections 5(c), 5(g) or 5(h) shall not be taken into account in computing Profits or Losses;

        (ii)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses (pursuant to this definition) shall be added to such taxable income or loss;

        (iii)   Any expenditure of the Company described in Section 705(a)(2)(B) of the Code and not otherwise taken into account in computing Profits and Losses (pursuant to this definition) shall be subtracted from such taxable income or loss;

(iv)   In the event Gross Asset Value of any Company asset is adjusted pursuant to subsections (ii) or (iii) of the definition of Gross Asset Value, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits and Losses;

(v)   Gain or loss resulting from any disposition of any Company asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed with reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;

(vi)   In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year; and

(vii)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or Section 743(b) of the Code is required pursuant to Section 1.704-1(b)(2)(iv)(m)(4) of the Regulations to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Membership Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment decreases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses.

(w)   "Regulations" means the permanent, temporary, proposed or proposed and temporary regulations issued by the Department of the Treasury that are promulgated under the Code.

(x)   "Securities Act" is the Securities Act of 1933, as amended.

(y)   "Units" means the units of participation in the Company, which are issued, held and conveyed pursuant to this Agreement or any additional units to be created and/or issued pursuant to the Agreement.

EXHIBIT B
TO FRANKIE'S STORY, LLC
RESTATED AND AMENDED OPERATING AGREEMENT
DATED MARCH 28, 2023

UNIT RETIREMENT AGREEMENT

WHEREAS, Frankie's Story, LLC (the "Company" and the "Issuer") and its Members are parties to an Amended and Restated Operating Agreement, effective as of March 28, 2023 (the "Agreement"). Under the Agreement, Class A units have been issued to Simple Jane Films, Inc., and Athena Ink, LLC as producers of the project (the "Founders"). The Founders have agreed to enter into this Unit Retirement Agreement (the "Agreement") to achieve a projected profit split between Common Unit holders and Preferred Unit holders of as close to 50/50 as possible.

RECITALS

The Issuer is engaged in the development of a film project tentatively entitled "Pharma" (the "Film") and is in the process of raising funds for its production from a regulation crowdfunding offering.

The Founders were each granted an equity interest in the Issuer for their prior contributions to the Issuer.

The proposed budget for the Film is 10.5 Million (Ten Million, Five Hundred Thousand Dollars) as of the date of the initial regulation crowdfunding offering.

The traditional business model for film projects is that the founders of the Issuer (the "producer's side") and the investors that fund the project (the "investor's side") split profits 50/50 after the investors have received a return of their investment plus a preferred return of 20%. As such, the Founders have currently issued 10.5 Million Units on the producer's side and 10.5 Million Units on the investor's side.

The Issuer is engaging in a slightly different funding model whereby not all of the projects funds are being obtained through a single investment, or single coordinated investment, and thus the amount raised and the final budget for the film cannot be determined prior to the completion of the regulation crowdfunding offering.

To provide a way to protect investors in the regulation crowdfunding offering, the Founders have agreed to enter into this Agreement whereby the Company will receive the right and have the responsibility to retire units held by the Founders in the event that the investors hold less units and will not get a split of at least 50% of the project profits under the final locked project budget on the first day of principal photography.

AGREEMENT

NOW THEREFORE, the Founders and the Issuer agree as follows:

1. Trigger Event. A trigger event shall be defined as a determination that the final locked film budget is below 10.5 Million (Ten Million, Five Hundred Thousand Dollars), as of the first day of principal photography on the Film (the "Trigger Event").

2. Grant of Authority. Each Founder hereby grants the authority for the Manager, as defined in the Agreement, to retire units of the Issuer held by each Founder in accordance with their percentage of ownership, as required by Section 3 below.

3. Unit Retirement. Upon a Trigger Event, the Manager shall retire Common Units, as defined by the Agreement, of all Class A Unit Holders, as applicable, so that the total number of Common Units equal the total number of Preferred Units. The retirement may be effected upon the occurrence of the Trigger Event, by making a downward adjustment on the capital table of the Issuer and notifying each Class A Unit Holder of the retirement and delivering a copy of the updated cap table to each Founder.

4. Termination. This Agreement shall terminate if, on the first day of principal photography, the final locked budget for the Film is equal to or greater than the 10.5 Million budget promoted to the regulation crowdfunding investors.

Simple Jane Films, Inc. ("Founder")

Ashley Bratcher

By: Ashley Bratcher
Its: CEO

Athena Ink, LLC ("Founder")

Dori Zavala

By: Dori Zavala
Its: Member Manager

EXHIBIT B

TO FRANKIE'S STORY, LLC
AMENDED AND RESTATED OPERATING AGREEMENT
DATED MARCH 28, 2023

Class A Members:

MEMBER	INITIAL CAPITAL CONTRIBUTION	UNITS	CLASS A MEMBERSHIP PERCENTAGE	LLC PERCENTAGE INTEREST
Simple Jane Films, Inc.	In Kind	5.75 Million	55%	51.92%
Athena Ink, LLC	In Kind	4.75 Million	45%	42.89%

Class B Members:

MEMBER	INITIAL CAPITAL CONTRIBUTION	UNITS	CLASS B MEMBERSHIP PERCENTAGE	LLC PERCENTAGE INTEREST
Nicole Weider	$250,000	575,000	100%	5.19%

Class C Members:

MEMBER	INITIAL CAPITAL CONTRIBUTION	UNITS	CLASS C MEMBERSHIP PERCENTAGE	LLC PERCENTAGE INTEREST

Class D Members:

MEMBER	INITIAL CAPITAL CONTRIBUTION	UNITS	CLASS D MEMBERSHIP PERCENTAGE	LLC PERCENTAGE INTEREST

EXHIBIT C

**TO FRANKIE'S STORY, LLC
RESTATED AND AMENDED OPERATING AGREEMENT
DATED MARCH 28, 2023**

JOINDER AGREEMENT

Joinder Agreement, dated _____, by and between Frankie's Story LLC, a Georgia limited liability company (the "Company") and _____ (the "Acquiror").

W I T N E S S E T H:

WHEREAS, the Company and its members are parties to an Amended and Restated Operating Agreement, effective as of March 28, 2023 (the "Operating Agreement");

WHEREAS, the Acquiror intends to acquire an interest in _____ Class C Units of the Company (the "Units") for a total purchase price of _____; and

WHEREAS, the Company and the Acquiror desire that the Acquiror and the Units be subject to the terms and provisions of the Operating Agreement.

NOW, THEREFORE, the parties hereby agree as follows:

1.   The Acquiror hereby acknowledges receipt of a copy of the Private Placement Memorandum dated March 28, 2023, as well as the Operating Agreement and the exhibits thereto.

2.   From and after the date on which the Acquiror acquires the Units, with the consent of the Members as required by the Operating Agreement, (a) the Acquiror shall be a Member (as defined in the Operating Agreement), shall be a party to the Operating Agreement and, with respect to the Units, shall have all of the rights, options, privileges, duties, obligations and liabilities of a Member under the Operating Agreement and (b) the Acquiror and the Units shall be subject to all of the terms and provisions of the Operating Agreement.

3.   Capitalized terms used in this Agreement and not otherwise defined shall have the meanings given them in the Operating Agreement.

IN WITNESS WHEREOF, the parties have executed this Joinder Agreement on the date first above written.

FRANKIE'S STORY, LLC
By: Simple Jane Films, Inc./Manager

By: _____
Name: Ashley Bratcher
Title: CEO

ACQUIROR

_____
Print Name: _____

_____
Print Name: _____